 Exhibit 99.1

FOR IMMEDIATE RELEASE	April 12, 2010

Micromem Secures Short Term Financing and Completes Private Placement

TORONTO, NEW YORK, N.Y.- April 12, 2010 –Micromem Technologies Inc. (“Micromem”, the “Company”) (OTC BB: MMTIF, CNSX: MRM) announces that it has secured arms length financing in the form of a 6 month bridge loan for CDN $200,000.

The terms of the bridge loan include a monthly interest rate of 4% for the term of the loan, the issuance of 10,000 share purchase Warrants (“Warrant”) exercisable at US $0.50 for a period of 12 months and a conversion privilege, at the holder’s option, of up to the entire amount, inclusive of interest, at a rate of US $0.55 per Common Share (“Common Share”).

In addition the Company announces the completion of a non-brokered, arm’s length private placement of 45,455 Units at a subscription price of US $0.44 per Unit for the gross proceeds of US $20,000. Each Unit is comprised of one Common Share and one common share purchase Warrant. Each Warrant may be exercised for one Common Share at an exercise price of US $0.54 for a period of one year.

The proceeds of these transactions will be used for general working capital purposes and all share issuances will be subject to applicable trade restrictions.

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 91,831,723
SEC File No: 0-26005

About Micromem Technologies Inc. and MASTInc:

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF CNSX:MRM) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.